File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K/A

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annualreports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing theinformation contained in this form is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under theSecurities Exchange Act of 1934)

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated November 18th., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, theregistrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By /s/ Claudio L. Del Valle Cabello
___________________________
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: November 18th., 2004

Vitro, S.A. de C.V. is furnishing this Form 6-K/A for the purpose of change the values of the accounts Short term debt and Long term debt. These accounts should not include the concept of Notes payable to affiliates already showed in other account of the Balance Sheet whish was previously presented on the Form 6-K filed on November 10, 2004.

VENA Combined Financial Statements

Vitro Envases Norteamérica, S.A. de C.V. ("VENA") is a wholly owned subsidiary of Vitro, S.A. de C.V. VENA principally manufactures and distributes glass containers for the food, beverage and pharmaceutical and cosmetics industries. In addition to its glass operations in Mexico, VENA owns (i) Industrias del Alcali, S.A. de C.V., which mainly produces soda ash and sodium bicarbonate, (ii) Fabricación de Máquinas, S.A. de C.V., which manufactures capital goods, such as glass forming machines and molds (iii) Vidrio Lux, S.A., which is its glass container manufacturing subsidiary in Bolivia, (iv) Vitro Packaging, Inc.("Vitro Packaging"), its distributor in the United States and (v) a 49.7% interest in Empresas Comegua, S.A., a joint venture with Cervecería Centroamericana, S.A. and Cervecería de Costa Rica, S.A. which is engaged in the manufacturing and distribution of glass containers in Central America through several subsidiaries ("Comegua"). On April 2, 2004, VENA sold its 60% interest in Vitro OCF, its joint venture with Owens Corning engaged in the manufacturing and distribution of fiberglass and fiberglass products. The financial data of Vitro OCF is presented as a discontinued operation in all periods for comparison purposes.

At the end of July, 2004, VENA through one of its subsidiaries acquired 49.7% interest in Comegua and also merged Vitro Packaging into other of its subsidiaries. Because VENA, Comegua and Vitro Packaging were under the common control of Vitro for all periods for which financial statements are presented, for comparison purposes, the financial statements in all periods in this announcement are presented Combined of VENA and its subsidiaries, Vitro Packaging and Comegua and its subsidiaries. Due to the mentioned before, the balance sheet of September 2004 represents the consolidated of VENA and Subsidiaries, including the acquisitions of Comegua and Vitro Packaging.
All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. The exchange rate as of July 31, 2004 was 11.4079, as of August 31, 2004 was 11.3807 and as of Sep 30, 2004 was 11.3884 pesos per US dollar. Certain amounts may not sum due to rounding.

This announcement contains historical information, certain management’s expectations and other forward-looking information regarding VENA and its Subsidiaries, Vitro Packaging and Comegua and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in Vitro’s annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in Vitro’s other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Vitro also produces raw materials, equipment and capital goods for industrial uses. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in nine countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information, please contact:

Media: Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	Financial Community: Leticia Vargas/Adrián Meouchi Vitro, S. A. de C.V. +52 (81) 8863-1300 ext.: 2912 / 8863-1350 lvargasv@vitro.com ameouchi@vitro.com	U.S. Contacts: Susan Borinelli/Alex Fukidis Breakstone & Ruth Int. (646) 536-7012 / 7018 sborinelli@breakstoneruth.com afukidis@breakstoneruth.com

Vitro Envases Norteamerica & Subsidiaries, Vitro Packaging, Inc. and Empresas Comegua and Subsidiaries
COMBINED STATEMENTS OF OPERATIONS
(MILLION)
	Third Quarter						January - Sep						LTM
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.	2004	2003	% Var.
Consolidated Net Sales	2,650	2,529	4.8	232	219	5.6	7,507	7,314	2.6	654	637	2.6	9,957	9,931	0.3	864	868	(0.5)
Cost of Sales	2,061	1,910	7.9	180	166	8.8	5,834	5,627	3.7	508	491	3.6	7,732	7,615	1.5	671	666	0.7
Gross Profit	589	620	(4.9)	52	54	(4.0)	1,672	1,687	(0.9)	146	147	(0.7)	2,225	2,316	(3.9)	193	202	(4.4)
SG&A Expenses	372	377	(1.4)	33	33	(0.4)	1,079	1,090	(1.1)	94	95	(0.8)	1,510	1,483	1.8	131	129	1.5
Operating Income	217	242	(10.5)	19	21	(9.6)	593	597	(0.6)	52	52	(0.5)	716	833	(14.1)	62	73	(14.7)
Interest Expense	140	160	(12.9)	12	14	(13.3)	447	510	(12.5)	39	45	(13.5)	604	704	(14.2)	52	63	(16.2)
Interest Income	(4)	(0)	1,280.6	(0)	(0)	1,280.3	(9)	(2)	366.7	(1)	(0)	351.6	(10)	(22)	(56.0)	(1)	(2)	(56.0)
Other Financial Expenses	72	19	282.5	6	2	282.1	114	52	119.7	10	5	119.9	166	86	93.0	14	8	90.2
Exchange Loss (Gain)	(71)	216	--	(6)	19	--	97	244	(60.1)	8	20	(58.6)	191	307	(37.7)	16	25	(36.6)
Gain from Monetary Position	57	31	82.3	5	3	85.6	158	147	7.7	14	13	8.3	252	248	1.5	22	22	(0.4)
Total Financing Cost	80	364	(78.1)	7	32	(78.0)	491	658	(25.3)	43	57	(24.8)	700	827	(15.4)	60	72	(16.0)
Other Income (Expense) Net	34	(20)	--	3	(2)	--	(1)	(3)	79.6	(0)	(0)	74.5	(33)	(83)	(60.2)	(3)	(7)	60.7
Net Income (loss) before Tax & PSW	171	(141)	--	15	(12)	--	102	(64)	--	9	(5)	--	(17)	(77)	(77.6)	(1)	(6)	83.2
Income Tax and PSW	120	(38)	--	10	(3)	--	129	11	--	11	1	760.5	134	59	127.1	12	5	121.2
Net Income (loss) from Continuing Operations	51	(103)	--	5	(9)	--	(27)	(74)	63.4	(2)	(6)	62.7	(152)	(136)	11.2	(13)	(12)	(10.9)
(Loss) on dispousal of Discontinued Operations							(67)			(6)			(67)			(6)
Net Income of Discontinued Operations	0	23		0	2		29	62	(52.3)	3	5	(52.8)	70	88	(20.3)	6	8	(21.0)
Net Income (Loss)	51	(80)	--	5	(7)	--	(65)	(13)	(416.8)	(6)	(1)	(564.4)	(149)	(49)	205.7	(13)	(4)	(216.6)
EBITDA*	538	485	10.8	47	42	11.3	1,535	1,336	14.9	134	117	14.3	2,018	1,827	10.4	175	161	8.9

* EBITDA consists of operating income plus depreciation, amortization and reserves for seniority premiums and pensions. The concept of EBITDA is presented because some of our investors have indicated to us that they consider it an appropriate measurement of the funds we have available to service our debt. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of our operating performance or to resources generated by continuing operations as a measure of our liquidity. Because not all companies calculate EBITDA identically, our presentation of EBITDA may not be comparable to other similarly entitled measures used by other companies.

Vitro Envases Norteamerica & Subsidiaries, Vitro Packaging, Inc. and Empresas Comegua and Subsidiaries
COMBINED BALANCE SHEETS
(MILLION)
	Constant Pesos			Nominal Dollars			FINANCIAL RATIOS	3Q'04	3Q'03
	2004	2003	% Var.	2004	2003	% Var.
Cash & Cash Equivalents	375	289	29.4	33	25	31.8	Debt/EBITDA (LTM, times)	2.9	3.1
Trade Receivables	755	798	(5.4)	66	69	(3.6)	EBITDA/Net Financial Expenses (LTM, times)	2.7	2.4
Inventories	1,569	1,426	10.0	138	123	12.0	Debt/Total Stockholders' Equity (times)	1.9	1.3
Notes receivable from affiliates	343	-	--	30	-	--	Total Liabilities/Total Stockholders' Equity (times)	3.1	2.3
Other Current Assets	523	471	11.1	46	41	12.4	Current Assets/Current Liabilities (times)	1.6	0.8
Current Assets from Discontinued Operations	0	262	--	0	23	--	Sales/Assets (times)	0.8	0.7
Total Current Assets	3,564	3,247	9.8	313	280	11.7
Property, Plant & Equipment	8,365	9,129	(8.4)	734	789	(6.9)
Deferred Assets	604	1,024	(41.0)	53	89	(40.2)
Non-Current Assets from Discontinued Operations	0	743	--	0	64	--
Other Long-Term Assets	31	189	(83.7)	3	16	(83.4)
Total Assets	12,564	14,333	(12.3)	1,103	1,239	(10.9)
Short-Term Debt & Current Maturities of long -term debt	220	1,179	(81.3)	19	102	(81.1)
Notes payable to affiliates	41	666	(93.9)	4	58	(93.8)
Trade Payables	881	743	18.6	77	64	20.4
Other Current Liabilities	1,067	1,165	(8.4)	94	101	(6.9)
Current Liabilities from Discontinued Operations	0	445	--	0	39	--
Total Current Liabilities	2,209	4,198	(47.4)	194	363	(46.6)
Long-Term Debt	4,675	1,349	246.7	411	117	252.0
Long-Term notes payable to affiliates	999	2,519	(60.4)	88	218	(59.8)
Other Long Term Liabilities	1,632	1,773	(8.0)	143	153	(6.5)
Long Term Liabilities from Discontinued Operations	0	152	--	0	13	--
Total Liabilities	9,515	9,991	(4.8)	835	864	(3.3)
Majority interest	2,275	4,118	(44.8)	200	355	(43.7)
Minority Interest	774	223	246.7	68	19	252.0
Total Stockholders' Equity	3,049	4,342	(29.8)	268	374	(28.5)

Vitro Envases Norteamerica & Subsidiaries, Vitro Packaging, Inc. and Empresas Comegua and Subsidiaries
COMBINED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Millions of constant Mexican pesos as of September 30, 2004)
	Nine months period ended September 30,
	2004	2003
OPERATING ACTIVITIES:
Net loss from continuing operations	(27)	(74)
Items that did not require (generate) resources:
Depreciation and amortization	864	668
Amortization of debt issue costs	27	11
Provision for seniority premium and pension	78	72
Write-off and loss on sale of fixed asstes	(8)	21
Deferred income tax and workers profit sharing	(14)	(108)
	919	588
(Increase) in trade receivables	(3)	(10)
Decrease (increase) in inventories	(168)	131
(Decrease) increase in trade payables	143	(377)
Change in other current assets and liabilities, net	(417)	194
Pension funding payments	(67)	(60)
Resources generated from continued operations	407	465
Net income from discontinued opetrations	29	62
Proceeds from disposal of discontinued operations	812	-
Operating assets and liabilities from discontinued operations	(66)	(60)
Resources generated from operations	1,182	468
FINANCING ACTIVITIES:
Bank loans	2,535	(438)
Notes payable to affiliates	(2,153)	(521)
Payment of dividends	(35)	(35)
Increase of capital stock	-	980
Effect from discontinued operations	45	5
Resources used in financing activities	392	(9)
INVESTING ACTIVITIES:
Investment in land and buildings, machinery and equipment, and construction in progress	(254)	(632)
Sale of fixed assets	17	6
Investment in deferred charges	(126)	-
Notes receivable from affiliates	(324)	26
Long‑term receivables	154	30
Investment in subsidiaries	(910)	-
Effect from discontinued operations	(9)	(7)
Resources used in investing activities	(1,452)	(577)
Decrease in cash and cash equivalents	122	(119)
Balance at the beginning of year	253	408
Balance at the end of the period	375	289

Vitro Envases Norteamerica & Subsidiaries, Vitro Packaging, Inc. and Empresas Comegua and Subsidiaries
Combined Cash Flow from Operations Analysis(1)
(Million)
	3Q'04	3Q'03	YoY% Change	9M'04	9M'03	YoY% Change	LTM 2004	LTM 2003	YoY% Change
Nominal Dollars
EBITDA	47	42	11.3	134	117	14.3	175	161	8.9
Net Interest Expense(2)	(17)	(7)	124.1	(49)	(43)	13.3	(70)	(67)	5.3
Capex	(7)	(11)	(35.5)	(22)	(55)	(59.9)	(36)	(70)	(48.3)
Working Capital(3)	(6)	(30)	(80.7)	(17)	(31)	(43.7)	(2)	(18)	(89.7)
Dividends	-	-	--	(2)	(3)	(30.5)	(2)	(4)	(47.9)
Cash Taxes paid	(1)	0	--	(9)	5	--	(15)	(4)	277.7
Net Free Cash Flow	16	(6)	--	35	(9)	--	50	(2)	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with Mexican GAAP.
(2) Includes other financial expenses and products.
(3) Includes; Clients, Inventories, Suppliers and other current assets and liabilities, except IVA (Value Added Tax) and ISCAS (Salary Special Tax) taxes.